UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Top Image Systems Ltd.

(Name of Issuer)

Ordinary Shares nominal value NIS 0.04 per share

(Title of Class of Securities)

M87896102

(CUSIP Number)

Izhak Nakar

1 B.S.R. Tower

2 Ben Gurion Street

Ramat Gan, Israel 52573

972-3-767-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M87896102	13D

(1)	NAMES OF REPORTING PERSONS Trident Capital Management-V, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,346,707 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 2,346,707 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,346,707 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
(14)	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. M87896102	13D

(1)	NAMES OF REPORTING PERSONS Trident Capital Fund-V, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,102,267 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 2,102,267 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,267 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
(14)	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. M87896102	13D

(1)	NAMES OF REPORTING PERSONS Trident Capital Fund-V Affiliates Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 12,218 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 12,218 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,218 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
(14)	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. M87896102	13D

(1)	NAMES OF REPORTING PERSONS Trident Capital Fund-V Affiliates Fund (Q), L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 11,659 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 11,659 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,659 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
(14)	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. M87896102	13D

(1)	NAMES OF REPORTING PERSONS Trident Capital Fund-V Principals Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 60,846 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 60,846 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,846 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
(14)	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. M87896102	13D

(1)	NAMES OF REPORTING PERSONS Trident Capital Parallel Fund-V, C.V.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 159,717 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 159,717 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,717 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
(14)	TYPE OF REPORTING PERSON (see instructions) PN

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the ordinary shares, nominal value NIS 0.04 per share (the “Ordinary Shares”), of Top Image Systems Ltd., a company organized under the laws of Israel (the “Issuer”), having its principal executive offices located at 1 B.S.R. Tower, 2 Ben Gurion Street, Ramat Gan, Israel 52573.

Item 2. Identity and Background.

(a) This statement is being filed by Trident Capital Management-V, L.L.C. (“TCMV”), Trident Capital Fund-V, L.P. (“TCV”), Trident Capital Fund-V Affiliates Fund, L.P. (“TCVA”), Trident Capital Fund-V Affiliates Fund (Q), L.P. (“TCVAQ”), Trident Capital Fund-V Principals Fund, L.P. (“TCVP”), and Trident Capital Parallel Fund-V, C.V. (“TCVCV”). TCMV serves as the sole general partner of TCV, TCVA, TCVAQ and TCVP, and as the sole investment general partner of TCVCV.

By virtue of their relationship as affiliated entities, each of TCV, TCVA, TCVAQ, TCVP and TCVCV may be deemed to beneficially own the TCV Shares, TCVA Shares, TCVAQ Shares, TCVP Shares and TCVCV Shares for an aggregate of 2,346,707 shares (the “Record Shares”). TCMV, as sole general partner of TCV, TCVA, TCVAQ and TCVP, and as sole investment general partner of TCVCV, may also be deemed to beneficially own the Record Shares. The members of TCMV are Donald R. Dixon, Peter T. Meekin, John H. Moragne and Robert C. McCormack (the “TCMV Members”). The TCMV Members may also be deemed to beneficially own the Record Shares. Each reporting person and each TCMV Member disclaims beneficial ownership of such shares except to the extent of their pecuniary interest, if any, and this report shall not be deemed an admission that the reporting persons or any TCMV Member are the beneficial owner of all of the reported shares.

TCMV, TCV, TCVA, TCVAQ, TCVP and TCVCV are collectively referred to as the “Reporting Persons” in this Schedule 13D.

The Agreement of Reporting Persons is attached hereto as Exhibit A.

(b) The principal executive offices of each of the Reporting Persons is c/o Trident Capital, 505 Hamilton Avenue, Suite 200, Palo Alto, California 94301.

(c) The principal business of the Reporting Persons is the venture capital investment business.

(d) None of the Reporting Persons has been convicted in a criminal proceeding the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of TCMV, TCV, TCVA, TCVAQ, and TCVP is organized under the laws of Delaware. TCVCV is organized under the laws of the Netherlands.

Item 3. Source or Amount of Funds or Other Consideration.

On July 7, 2014, the Issuer entered into an Agreement and Plan of Merger with EGI Acquisition Corp., a Delaware corporation and wholly owned indirect subsidiary of the Issuer, and eGistics, Inc., a Delaware corporation (the “Acquisition Agreement”). On July 16, 2014, in accordance with the terms of the Acquisition Agreement and as a portion of the consideration for the shares the Reporting Persons held in eGistics, Inc., the Reporting Persons received an aggregate of 2,346,707 Ordinary Shares of the Issuer.

As of the date of the filing the Reporting Persons own 2,346,707 Ordinary Shares.

Item 4. Purpose of Transaction.

An aggregate of 2,346,707 Ordinary Shares held by the Reporting Persons were acquired pursuant to the Acquisition Agreement. The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of the date of this Statement, the Reporting Persons beneficially own in the aggregate 2,346,707 shares, constituting approximately 13.2% of the outstanding shares of Common Stock of the Company. The percentage of Common Stock owned is based upon approximately 17,816,057 Shares reported to be outstanding on November 12, 2014, as set forth in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on November 19, 2014.

(c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) No person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments thereto.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Agreement of Reporting Persons, dated February 13, 2015, among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Dated: February 13, 2015

Entities:

TRIDENT CAPITAL MANAGEMENT-V, L.L.C.

Executed by the undersigned as an authorized signatory of the foregoing limited liability company:

/s/ Donald R. Dixon
Donald R. Dixon

TRIDENT CAPITAL FUND-V, L.P.

TRIDENT CAPITAL FUND-V AFFILIATES FUND, L.P.

TRIDENT CAPITAL FUND-V AFFILIATES FUND (Q), L.P.

TRIDENT CAPITAL FUND-V PRINCIPALS FUND, L.P.

TRIDENT CAPITAL PARALLEL FUND-V, C.V.

Executed by the undersigned as an authorized signatory of the general partner of each of the foregoing funds:

/s/ Donald R. Dixon
Donald R. Dixon